

SEC[illegible] 16014438 [illegible]N

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SEC FILE NUMBER
8-67674

ANNUAL AUDITED REPORT
FORM X-17A–5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17A–5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Itaú International Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. Biscayne Blvd, Suite 2200
(No. and Street)

Miami	Florida,	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roberto Martins (305) 416-7814
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name)*

401 East Las Olas Blvd., Suite 1800	Ft. Lauderdale	FL	33301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a–5(e)(2).*

OATH OR AFFIRMATION

I, Luis Oliveira, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Itaú International Securities Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Administrative Officer
Title



NOTARY PUBLIC
STATE OF FLORIDA
OLGA FERNANDEZ-DUARTE
MY COMMISSION # EE836976
EXPIRES: November 27, 2016

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filings, see section 240.17a–5(e)(3).*

Itaú International Securities Inc.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a–5 of the Securities and Exchange Commission
December 31, 2015

Itaú International Securities Inc.
Index
December 31, 2015

Page(s)



Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors of
Itau International Securities, Inc.

In our opinion, the accompanying balance sheet present fairly, in all material respects, the financial position of Itau International Securities Inc. (the "Company") at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Schedule I: Computation of Net Capital Pursuant to SEC Rule 15c3-1 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the Schedule I: Computation of Net Capital Pursuant to SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

January 29, 2016

Itaú International Securities Inc.
Statement of Financial Condition
December 31, 2015

Assets	
Cash and cash equivalents	$ 5,321,707
Receivables from affiliate	187,310
Receivables from clearing broker	3,054,808
Trading securities	22,000,660
Other assets	1,113,582
Total assets	$ 31,678,067
Liabilities and Stockholder's Equity	
Accrued expenses and other liabilities	$ 2,273,091
Payables to affiliates	1,184,889
Total liabilities	3,457,980
Common stock, $0.01 par value, 100,000 shares authorized, 100,000 shares issued and outstanding	1,000
Additional paid in capital	17,619,000
Accumulated surplus	10,600,087
Total stockholder's equity	28,220,087
Total liabilities and stockholder's equity	$ 31,678,067

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Itaú International Securities Inc. (the "Company" or "IIS") (formerly Itaú Europa Securities Inc.), is a wholly owned subsidiary of ITAÚ BBA International plc (the "Parent"), a banking corporation incorporated under the laws of the United Kingdom.

The Company was incorporated in March 2007 and commenced its broker-dealer operations in September 2008.

The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), The National Futures Association ("NFA") and the Securities Investor Protection Corporation ("SIPC"). There were no commodity trades in 2015. The principal business of the Company is to act as a broker-dealer in the execution of securities transactions for Latin American customers. The majority of its customers are also customers of Banco Itaú International ("BII"), a related financial institution wholly owned by the Parent.

The Company clears all customer transactions on a fully disclosed basis through its clearing firm, Pershing LLC ("Pershing"). The Company does not accept customer funds or securities as customers transmit all such transactions to the clearing broker. The clearing broker carries all accounts for the Company's customers.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company classifies as cash and cash equivalents highly liquid instruments with original maturities of three months or less and includes cash and cash due from Banks.

Receivables from/Payables to Affiliates

The Company reimburses BII, a related entity wholly owned by the Parent, for expenses paid by BII on behalf of the Company. BII also remits fees to IIS for trading services performed on its behalf. In addition, the Company remits fees to MCC Securities Inc. ("MCC"), a related party, for revenue earned in conjunction with customer introductions. MCC pays IIS fees and the relevant commissions incurred with such customer transactions.

Receivable From Clearing Broker

Amounts receivable from the clearing broker consist of deposits and amounts due from and payable to the clearing broker for fees and commissions.

Trading Securities

Securities acquired for trading purposes are classified as trading securities. Trading securities, which include debt securities, are reported at fair value.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Income Taxes
The Company utilizes an asset and liability approach to accounting for income taxes. This approach requires recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. A valuation allowance is established against the deferred tax asset to the extent that management believes that it is more likely than not that any tax benefit will not be realized.

New Accounting Pronouncements
In May 2014, the FASB issued new guidance related to *Revenue from Contracts with Customers*. This guidance supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605, *Revenue Recognition*, and most industry-specific guidance throughout the Accounting Standards Codification. The guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This guidance is effective for annual reporting periods beginning after December 15, 2017. The Company is currently evaluating this guidance to determine the impact on its financial position, results of operations and cash flows.

In August 2014, the FASB issued new guidance related to *Presentation of Financial Statements-Going Concern (Subtopic 205-40)—Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. The amendments in this update provide guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The amendments in this update apply to all entities and will be effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The adoption of this guidance is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

3. Related Party Transactions

Under an administrative services agreement (the "Services Agreement") with BII, IIS receives payroll, administration, occupancy, equipment and information services. In accordance with the Services Agreement, BII allocates expenses monthly to the Company, using a methodology that considers the proportional cost of the services provided. Related payable under the Services Agreement as of December 31, 2015 totaled $887,912. At December 31, 2015, the amount owed to BII for expenses paid is $222,244 included in the payables to affiliate on the balance sheet.

Under an agreement with MCC, MCC refers its customers to IIS and IIS introduces those customers to Pershing as fully-disclosed customers of IIS, for clearance and settlement of their transactions and custody of their assets. IIS collects revenue on behalf of and remits the revenue to MCC. At December 31, 2015, the amount owed to MCC as revenue is $74,733 included in the payables to affiliates on the balance sheet At December 31, 2015, the amount owed to IIS for fees and commissions is $187,310 included in the receivables from affiliate on the balance sheet.

In 2015, IIS provided trading services to BII for a group of products including mutual funds, CDs, derivatives, and equities, among others.

Because of the relationship between IIS and its related parties, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

4. Income Taxes

The components of the provision for income taxes were as follows for the year ended December 31, 2015:

Current	
Federal	$ 1,072,847
State	169,834
	1,242,681
Deferred	
Federal	5,568
State	594
	6,162
Provision for income taxes	$ 1,248,843

The Company's income tax rate computed at the statutory federal rate of 35% differs from its effective tax rate primarily due to permanent items and state income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The tax effects of temporary differences that give rise to significant portion of the deferred tax assets and tax liabilities are as follows:

Amortization	$ 43,009
Unrealized gains	(1,885)
Prepaid expenses	(55,865)
Net deferred tax liability	$ (14,741)

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3–1"), which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6–2/3% of aggregate indebtedness. At December 31, 2015, the Company had net capital of $26,913,717 which was $26,683,185 in excess of the amount required of $230,532. The ratio of aggregate indebtedness to net capital at December 31, 2015 is 12.85%.

The Company has claimed an exemption under SEC Customer Protection Rule 15c3-3 ("Rule 15c3–3") Section (k)(2)(ii) as all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

The Company has claimed an exemption under SEC Customer Protection Rule 15c3-3 ("Rule 15c3–3") Section (k)(2)(ii) as all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

6. Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

The Company maintains a cash balance with an unaffiliated financial institution that is in excess of FDIC insured limits.

7. Risk Management

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of financial instruments. These activities may expose the Company to risk arising from price volatility which can reduce the customer's ability to meet their obligations. To the extent customers are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

8. Disclosure about Fair Value of Financial Instruments

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with applicable guidance, the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under applicable guidance are described below:

Basis of Fair Value Measurement

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2 - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;
- Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected losses and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instrument.

The following table details the assets and liabilities carried at fair value on a recurring basis as of December 31, 2015 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value:

	Fair Value Measurements using:			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
At December 31, 2015				
Trading securities	$ 22,000,660	$ -	$ -	$ 22,000,660
Total	$ 22,000,660	$ -	$ -	$ 22,000,660

U.S. treasury securities are fair valued on a recurring basis with the corresponding unrealized gains or losses recognized in the statement of operations. When available, management uses quoted market prices to determine fair value of the financial instrument, therefore such valuations have been classified as Level 1. There were no transfers into or out of Level 1 during 2015.

There are no assets or liabilities carried at fair value on a nonrecurring basis as of December 31, 2015.

9. Fair Value of Financial Instruments

Fair value estimates are based on existing financial instruments, without attempting to estimate the value of anticipated future business. The amounts disclosed do not include the value of assets and liabilities that are not considered financial instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and Cash Equivalents
Fair values of cash and cash equivalents are estimated to equal the carrying amounts due to their short term nature.

Receivable from Clearing Broker
The carrying amounts of receivables from clearing brokers approximate their fair value.

Trading Securities
Fair values for trading securities are based on quoted market prices or discounted cash flow models that consider the rates provided by the issuer earned on comparable instruments. The carrying amounts of trading securities approximate their fair value.

10. Subsequent Events

The Company has performed an evaluation of subsequent events through January 29, 2016, the date the financial statements were available for issuance. No material subsequent events were identified.

Itaú International Securities Inc.
Schedule II: Computation for Determination of Reserve Requirements for Broker- Dealers Under SEC Rule 15c3–3
December 31, 2015

Computation of net capital	
Total stockholder's equity	$ 28,220,087
Deductions and/or charges	
Nonallowable assets	
Receivables from affiliate	187,310
Other assets	1,113,582
Other deductions	201
Total (deductions) and/or charges	1,301,093
Haircuts on securities	5,277
Net capital	26,913,717
Computation of basic net capital requirement	
Minimum net capital required	230,532
Excess of net capital	$ 26,683,185
Computation of aggregate indebtedness	
Items included in statement of financial condition	
Payable to affiliates	$ 1,184,889
Accrued expenses and other liabilities	2,273,091
Total aggregate indebtedness	$ 3,457,980
Ratio of aggregate indebtedness to net capital	12.85%

There are no material differences between the preceding computed on and the Company's corresponding unaudited part II of Form X–17A–5 filed January 19, 2016.